UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Phototron Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71943D 102

(CUSIP Number)

Lee Mendelson
20058 Ventura Blvd., Suite 54
Woodland Hills, California 91364
(818) 575-6822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71943D 102		Page 2 of 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lee Mendelson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,755,933
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,755,933
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,755,933
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89% (1)
14		TYPE OF REPORTING PERSON* IN

(1)           Based on a total of 148,714,812 shares of our common stock outstanding as of January 19, 2012.

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on March 21, 2011 (“Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On December 19, 2011, the Reporting Person sold an aggregate of 3,000,000 shares of the Company’s common stock in private sales to certain purchasers in exchange for an aggregate consideration of $400.00.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of January 19, 2012, the Reporting Person beneficially owned 8,755,933 shares of the Company’s common stock.  Since 148,714,812 shares of the Company’s common stock were outstanding as of January 19, 2012, the Reporting Person’s beneficial ownership constitutes approximately 5.89% of the issued and outstanding shares of the Company’s common stock.  The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the shares.

Transactions by the Reporting Person in the Company’s common stock effected in the past 60 days are described in Item 3 of this Schedule 13D/A.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 19, 2012	/s/ Lee Mendelson
Lee Mendelson

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